China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

April 30, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-33097

Dear Mr. Rosenberg:

     On April 12, 2012, China Kangtai Cactus Bio-tech, Inc. (the “Company”) received a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") dated April 12, 2012 (the “Letter”). On April 26, 2012, the Company filed a correspondence file letter (the “Correspondence File Letter”) with the Commission wherein it requested that the Staff allow the Company until May 18, 2012 to file a response to the Letter.

     As per the request of the Staff, the Company is hereby revising its request set forth in the Correspondence File Letter that the Staff grant the Company an extension of the due date of the Company’s response to the Letter to May 10, 2012.

     Comments or questions regarding this letter may be directed to the undersigned or James Shafer of The Crone Law Group, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer

cc:	James Shafer
The Crone Law Group